Filed Pursuant to Rule 424(b)(3)

Registration No. 333-271529

CION ARES DIVERSIFIED CREDIT FUND

Supplement dated September 11, 2024

To

Prospectuses for Class A Shares, Class C Shares,
Class I Shares, Class L Shares, Class U Shares, Class U-2 Shares
and Class W Shares, each dated April 29, 2024, as supplemented to date

This supplement contains information that amends, supplements or modifies certain information contained in the accompanying Prospectuses of CION Ares Diversified Credit Fund (the “Fund”). This supplement is part of, and should be read in conjunction with, the Prospectuses. Unless otherwise indicated, all other information included in the Prospectuses that is not inconsistent with the information set forth in this supplement remains unchanged. The Prospectuses have been filed with the U.S. Securities and Exchange Commission and are available free of charge at www.sec.gov or by calling (888) 729-4266. Capitalized terms used in this supplement have the same meanings as in the Prospectuses, unless otherwise stated herein.

On August 30, 2024, the Fund entered into an agreement to amend the Wells Credit Facility. The amendment, among other things, (i) increased the total commitment under the Wells Credit Facility from $850 million to $1.4 billion, (ii) extended the end of the reinvestment period and the stated maturity date from November 16, 2024 and November 16, 2026 to August 30, 2027 and August 30, 2029, respectively, (iii) adjusted the interest rate charged on the Wells Credit Facility from an applicable SOFR plus a credit spread adjustment of 0.10% plus an applicable spread of 2.00% to an applicable SOFR plus an applicable spread of 2.150% (as defined in the documents governing the Wells Credit Facility), and (iv) increased the maximum commitment fee on the unused portion of the Wells Credit Facility from 1.25% per annum to 1.80% per annum.

Accordingly, effective immediately, the following change is made to the Fund’s Prospectuses:

The discussion of the Wells Credit Facility in the sub-section of each Prospectus entitled “Types of Investments and Related Risks—Risks Associated with the Use of Leverage” is hereby replaced in its entirety with the following:

Wells Credit Facility. The Fund and one of the Fund’s consolidated subsidiaries, CADEX Credit Financing, LLC (the “Financing Sub 1”), are party to a revolving funding facility (as amended, the “Wells Credit Facility”), that allows the Financing Sub 1 to borrow up to $1.4 billion at any one time outstanding. The Wells Credit Facility is secured by all of the assets held by, and the membership interest in, the Financing Sub 1. The end of the reinvestment period and the stated maturity date for the Wells Credit Facility are August 30, 2027 and August 30, 2029, respectively. The Financing Sub 1 is subject to limitations with respect to the loans securing the Wells Credit Facility, including restrictions on loan size, borrower domicile, payment frequency and status, collateral interests, and loans with fixed rates, as well as restrictions on portfolio company leverage, which may also affect the borrowing base and therefore amounts available to borrow. The Fund and the Financing Sub 1 are also required to comply with various covenants, reporting requirements and other customary requirements for similar facilities (which are subject to certain limitations and exceptions).

As of August 30, 2024, there was $570 million outstanding under the Wells Credit Facility. Since August 30, 2024, the interest rate charged on the Wells Credit Facility is based on an applicable SOFR plus an applicable spread of 2.150% (as defined in the documents governing the Wells Credit Facility). Prior to August 30, 2024, the interest rate charged on the Wells Credit Facility was based on an applicable SOFR plus a credit spread adjustment of 0.10% and an applicable spread of 2.00%. Since August 30, 2024, the Financing Sub 1 is also required to pay a commitment fee of between 0.50% and 1.80% per annum depending on the size of the unused portion of the Wells Credit Facility. Prior to August 30, 2024, the Financing Sub 1 was required to pay a commitment fee of between 0.50% and 1.25% per annum depending on the size of the unused portion of the Wells Credit Facility.

Please retain this Supplement with your Prospectus.